Exhibit 12.1

FIRST PACTRUST BANCORP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENT

		As of and for the nine months ended September 30,		As of and for the year ended December 31,
		2010	2009	2009	2008	2007	2006	2005
Earnings:
1.	Income before income taxes	2,029	(850)	(2,694)	(1,992)	3,585	7,245	7,432
2.	Plus interest expense	8,643	14,234	17,976	23,021	28,847	26,945	16,703
3.	Earnings including interest on deposit	10,672	13,384	15,282	21,029	32,432	34,190	24,135
4.	Less interest on deposits	6,358	10,201	12,799	17,512	23,862	19,583	12,132
5.	Earnings excluding interest on deposits	4,314	3,183	2,483	3,517	8,570	14,607	12,003

Fixed Charges:
	Interest Expense (Line 2)	8,643	14,234	17,976	23,021	28,847	26,945	16,703
	Interest portion of rental expense	93	94	124	116	122	115	111
6.	Including interest on deposits and capitalized interest	8,736	14,328	18,100	23,137	28,969	27,060	16,814
7.	Less interest expense on deposits (Line 4)	6,358	10,201	12,799	17,512	23,862	19,583	12,132
8.	Excluding interest on deposits	2,378	4,127	5,301	5,625	5,107	7,477	4,682

Ratio of earnings to fixed charges:
	Including interest on deposits (Line 3 divided by Line 6)	1.22	0.93	0.84	0.91	1.12	1.26	1.44
	Excluding interest on deposits (Line 5 divided by Line 8)	1.81	0.77	0.47	0.63	1.68	1.95	2.56